# Sogecable

SECRETARIA GENERAL

Avenida de los Artesanos, 6
28760 Tres Cantos - Madrid
Tel: (34-91) 736.70.22
Fax: (34-91) 736.89.05


03 NOV 17 AM 7:21

82-4981

| | |
|---|---|
| **A/To:** | **Mr. Paul Dudek – Office of International Corporate Finance Securities and Exchange Commission** |
| **No. Fax:** | **1.202.942.96.24** |
| **C/c** | |
| **De/From:** | **Mr. Iñigo Dago** |
| **No. Fax:** | **91-736.89.05** |
| **Fecha/Date:** | **17/11/2003** |
| **No.de páginas:(incluída esta):** ***No. of pages (incl. this one):*** | **35** |

[redacted]

03037422

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Could you please confirm the reception of this fax.

SUPPL

dlw 11/18

Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

November 17th, 2003

**Rule 12g3-2(b) Exemption of Sogecable S.A.**

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated September 15th , 2003.

**I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION**

(i) Notice issued on August 26th, 2003. Audiovisual Sport has reached an agreement with G-30.

(ii) Notice issued on September 12th, 2003. Sogecable has sold his shares of Canal + Technologies

(iii) Notice issued on October 27th, 2003. CNMV has agreed that the issue of Warrants of Sogecable shall he negotiated under the SIBE (Spanish Stock Exchange)

**II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION**

(i) The third quarterly report of 2003

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Avda. de los Artesanos nº6 - 28760, Tres Cantos, Madrid
Tel. 91 736 70 00 Fax 91 736 89 20

October 27, 2003

Under the framework of the execution of the process of integration of DTS DISTRIBUIDORA DE TELEVISIÓN DIGITAL, S.A. (Vía Digital) in SOGECABLE and of the restructuring of the financing of SOGECABLE, the National Securities Exchange Commission has agreed that the issue of warrants of SOGECABLE, S.A. be negotiated under the Sistema de Interconexión Bursátil (Spanish Stock Exchange Information and Negotiation System), in the field of the negotiation of Warrants, Certifications and other products.

Likewise, la Sociedad de Contratación y Supervisión de Bolsas, S.A. has registered the liquidity agreements acquired by the Market Member, Santander Central Hispano Bolsa, Sociedad de Valores, S.A. in relation to the issue of warrants of SOGECABLE, S.A., the said securities firm acquiring the status of specialist under the terms and conditions laid down in the Circular of the Sociedad de Bolsas nº 1/2002

Signature: Iñigo Dago
Company Secretary of SOGECABLE, S.A.

Rule 12g3-2(b) nº:(82-4981)
Enclosure II

SECRURITY REFERENCE

GENERAL

QUARTERLY ADVANCE OF RESULTS CORRESPONDING TO:

SOGECABLE, S.A.

QUARTER SEPTEMBER YEAR 2003

Registered Company Name:

Registered Address:

AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS (MADRID)

TAX I.D. Nº

A/79114815

Persons assuming responsibility for this information, the positions the occupy and identification of the powers they hold by virtue of which they represent the company::

Firma:

INIGO DAGO ELORZA - General Secretary. Powers of representation, according to the public deed dated 26/02/2001, registration nº 655.

FERNANDO MARTINEZ ALBACETE- Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol no. 3.475

A) QUARTTERLY ADVANCE OF RESULTS

Units: Thousands of Euros

| | | INDIVIDUAL | | CONSOLIDATED | |
|---|---|---|---|---|---|
| | | Current Financial Year | Previous Financial Year | Current Financial Year | Previous Financial Year |
| NET AMOUNT OF BUSINESS FIGURE (1) | 0800 | 517.393 | 504.109 | 809.492 | 721.804 |
| PRE-TAX RESULT | 1040 | -181.391 | -60.643 | -219.497 | -118.468 |
| RESULT AFTER TAX | 1044 | -140.545 | -58.065 | -146.513 | -56.027 |
| Results attributable to external partners | 2050 | | | 2.758 | 287 |
| RESULTS FOR THE FINANCIAL YEAR ATTRIBUTABLE TO THE PARENT COMPANY | 2060 | | | -143.755 | -55.740 |
| PAID UP CAPITAL | 0500 | 252.009 | 194.048 | | |
| AVERAGE NUMBER OF EMPLOYEES | 3000 | 1.011 | 939 | 1.551 | 1.610 |

B) evolution of the business

**(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the**

SEE ANNEXE I

**B) EVOLUTION OF THE BUSINESS (continuation)**

**(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the financial and patrimonial situation and other esential details concerning the general running of the company business).**

SEE ANNEXE I

**NOTE:** If the space reserved here for the table is insufficient for the explanations requested, the company may add however many additional pages necessary.

**III. PRESENTATION BASES AND VALUATION NORMS**

**(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with sufficient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and withe a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropieate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).**

In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature has been incorporated into the annual accounts and intermediate financial reports

**NOTE: If the space reserved here for the table is insufficient for the explations requested, the company may add however many additional pages necessary.**

**D). DIVIDENDS DISTRIBUTED DURING THE PERIOD**
(The dividends distributed since the beginning of the financial year will be mentionded).

| | | % on Nominal | pesetas per Share | Amount (million of pesetas) |
|---|---|---|---|---|
| 1. Ordinary Shares | 3100 | | | |
| 2. Preferential Shares | 3110 | | | |
| 3. Shares without Voting Rights | 3120 | | | |

**Additional information about the distribution of dividends (on account, complementary, etc.)**

SOGECABLE, S.A. HAS NOT DISTRIBUTED ANY DIVIDENDS

**E) SIGNIFICANT INFORMATION (*)**

| | | SI | NO |
|---|---|---|---|
| 1. Acquisition or transfer of shares of the capital of companies quoted on the stock exchange obliged to be communicated in accordance with Article 53 of the LMV (5% and multiples) | 3200 | | X |
| 2. Acquisition of own holdings obliged to be communicated according to the additional provision 1ª of the LSA (1%) | 3210 | | X |
| 3. Other significant increases and decreases of fixed assets (shareholdings greater than 10% in non-listed companies, relevant material investments or sales of shares, etc. | 3220 | X | |
| 4. Increases of decreases in capital stock or of the value of the shares | 3230 | X | |
| 5. Issues, reimbursements or cancellations of loan capital | 3240 | | X |
| 6. Changes in the Director on the Board of Directors. | 3250 | X | |
| 7. Modifications in the Bylaws | 3260 | | X |
| 8. Conversions, mergers or spin-offs | 3270 | | X |
| 9. Changes in the institutional regulations of the sector with significant repercussions on the financial situation of the company or Group. | 3280 | | X |
| 10. Court cases, litigation or disputes that may significantly affect the patrimonial situation of the company or Group. | 3290 | | X |
| 11. Tenders for contracts, suspension of payments, etc. | 3310 | | X |
| 12. Special agreements on limitations, assignments or partial or total surrender of the political or economic rights of the shares of the company.. | 3320 | | X |
| 13. Strategic agreements with national or international groups (exchange of share blocks, etc.). | 3330 | X | |
| 14. Other significant information. | 3340 | X | |

(*) Mark with an "X" the corresponding box, adding if affirmative an explanatory annexe in wihich the date of communication to the CNMV and SRVB are detailed.

## F) EXPLANATORY ANNEXE OF SIGNIFICANT INFORMATION

**NOTE:** If the space reserved here for the table is insufficient for the explanations requested, the company may add however many additional pages necessary.

Sogecable

Sogecable

# Consolidated results as of September 30th 2003

# 2003 Third Quarter Results

October 20th 2003

Sogecable

# Commercial developments

# as of September 30th 2003

## SUBSCRIBER EVOLUTION

As of September 30th 2003, Sogecable has 2,412,000 subscribers, out of which 75% enjoy the digital offer of **DIGITAL+**.

| | 30-Sep-03 | 30-Sep-02 | 30-Sep-01 | 09/03 vs 09/02 | 09/02 vs 09/01 |
|---|---|---|---|---|---|
| **SOGECABLE** | **2,411,588** | **1,925,418** | **2,011,273** | **486,170** | **-85,855** |
| DIGITAL+ | 1,815,072 | 1,233,977 | 1,192,565 | 581,095 | 41,412 |
| CANAL+ | 596,516 | 691,441 | 818,708 | -94,925 | -127,267 |


Analogue subscribers
Digital subscribers
SOGECABLE
819
1,193
2,011
691
1,234
1,925
597
1,815
2,412
2001
2002
2003

# Sogecable


59%
41%
64%
36%
75%
25%
Sep-01
Sep-02
Sep-03
% Digital subscribers
% Analogue subscribers

## DIGITAL+

On July 21st 2003, Sogecable launched **DIGITAL+**, its new digital offer. DIGITAL+ offers subscription products specifically oriented to current and prospective clients interested in sport events or film premières. For the first time, the most relevant sport events, the most outstanding US and Spanish film blockbusters and the most attractive thematic channels focused on children, sports, documentaries, music, news and entertainment are together in a single offer.

Promotionally, both Canal Satélite Digital and Vía Digital subscribers enjoyed all the contents of **DIGITAL+** from July 21st 2003 until September 30th 2003, without any price increase in their monthly subscription previously signed.

In October 2003, subscribers will decide whether to stay in their subscription packages until their current contracts expire or to join the new products of **DIGITAL+**. As of October 12th 2003, more than 530,000 clients had already changed their programming offer, switching to **DIGITAL+**'s new subscription packages. 92.7% of them have added additional contents, increasing their monthly subscription fee.

During the month of September, **DIGITAL+** recruited more than 50,000 new clients, mainly selecting the most complete products including the premium contents available at the new channels, which will increase the recognizable quality choice of **CANAL+**.

Additionally, more than 30.000 overlapped subscriptions were removed from the initial aggregated subscriber base during this quarter.

## CANAL+

***CANAL+***, enlarges its offer in pay-tv in Spain enhancing its multiplexed version available through digital transmission with six new channels that broadcast new premium contents. Three of them are oriented to the best first-window films and the other three are focused on the coverage of main sport and bullfighting events.

Since the launching of **DIGITAL+** on July 21st 2003, more than 43,000 digital clients have decided to include in their subscriptions the new contents of ***CANAL+***.

Through its analogue service, ***CANAL+*** continues attracting new subscribers. As of September 30th 2003, 597,000 ***CANAL+*** analogue clients enjoy exclusive Spanish football league and Champions League matches as well as the best film blockbusters.

Sogecable

# Financial consolidated results

# as of September 30th 2003

# Sogecable

THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2003 & 2002 (June-September)

| | 2003 Euro MM | 2002 Euro MM | dif Euro MM | % var |
|---|---|---|---|---|
| **TOTAL REVENUES** | **290.2** | **229.6** | **60.7** | **26.4%** |
| Net Turnover | 289.6 | 227.2 | 62.4 | 27.5% |
| *Subscribers* | *235.9* | *188.1* | *47.8* | *25.4%* |
| *Advertising* | *7.7* | *5.9* | *1.8* | *31.1%* |
| *Other* | *46.0* | *33.2* | *12.7* | *38.3%* |
| Other operating revenues | 0.6 | 2.4 | -1.7 | -72.8% |
| **OPERATING EXPENSES** | **245.4** | **188.6** | **56.8** | **30.1%** |
| Purchases | 133.6 | 103.6 | 29.9 | 28.9% |
| Personnel expenses | 28.6 | 23.2 | 5.3 | 23.0% |
| Other operating expenses | 83.3 | 61.7 | 21.6 | 35.0% |
| **EBITDA** | **44.9** | **41.0** | **3.8** | **9.3%** |
| Depreciation and amortisation | 57.7 | 30.2 | 27.5 | 91.1% |
| **OPERATING INCOME/LOSS (EBIT)** | **-12.9** | **10.8** | **-23.7** | **n.a.** |
| Financial results | -12.5 | -8.0 | -4.6 | 57.1% |
| Share in results of companies carried by the equity method | -4.2 | -5.0 | 0.8 | -15.3% |
| Amortisation of goodwill | -0.4 | -0.4 | 0.0 | 6.2% |
| **INCOME/LOSS ON ORDINARY ACTIVITIES** | **-30.0** | **-2.5** | **-27.5** | **n.a.** |
| Extraordinary results | -57.6 | -44.3 | -13.2 | 29.9% |
| Restructuring expenses | -126.9 | | -126.9 | n.a. |
| **CONSOLIDATED INCOME/LOSS BEFORE TAXES** | **-214.5** | **-46.8** | **-167.6** | **n.a.** |
| Corporate income tax | -72.1 | -4.7 | -67.4 | n.a. |
| **CONSOLIDATED INCOME/LOSS** | **-142.4** | **-42.1** | **-100.3** | **n.a.** |
| Income/Loss attributed to minority interests | -5.9 | -1.4 | -4.6 | n.a. |
| **INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY** | **-136.5** | **-40.7** | **-95.7** | **n.a.** |

**CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th SEPTEMBER 2003 & 2002 (January-September)**

| | 2003 Euro MM | 2002 Euro MM | dif Euro MM | % var |
|---|---|---|---|---|
| **TOTAL REVENUES** | **813.5** | **726.9** | **86.6** | **11.9%** |
| Net Turnover | 809.5 | 721.8 | 87.7 | 12.1% |
| *Subscribers* | *628.8* | *582.3* | *46.5* | *8.0%* |
| *Advertising* | *30.0* | *25.6* | *4.4* | *17.1%* |
| *Other* | *150.7* | *113.8* | *36.8* | *32.3%* |
| Other operating revenues | 4.0 | 5.1 | -1.1 | -21.2% |
| **OPERATING EXPENSES** | **700.4** | **638.1** | **62.3** | **9.8%** |
| Purchases | 414.8 | 373.9 | 41.0 | 11.0% |
| Personnel expenses | 76.6 | 76.3 | 0.4 | 0.5% |
| Other operating expenses | 208.9 | 188.0 | 21.0 | 11.2% |
| **EBITDA** | **113.2** | **88.8** | **24.3** | **27.4%** |
| Depreciation and amortisation | 125.8 | 90.5 | 35.3 | 38.9% |
| **OPERATING INCOME/LOSS (EBIT)** | **-12.6** | **-1.7** | **-10.9** | **n.a.** |
| Financial results | -30.6 | -19.8 | -10.8 | 54.6% |
| Share in results of companies carried by the equity method | -22.4 | -24.0 | 1.6 | -6.8% |
| Amortisation of goodwill | -1.2 | -1.3 | 0.1 | -8.6% |
| **INCOME/LOSS ON ORDINARY ACTIVITIES** | **-66.7** | **-46.7** | **-20.0** | **42.8%** |
| Extraordinary results | -25.9 | -71.8 | 45.9 | -63.9% |
| Restructuring expenses | -126.9 | | -126.9 | n.a. |
| **CONSOLIDATED INCOME/LOSS BEFORE TAXES** | **-219.5** | **-118.5** | **-101.0** | **85.3%** |
| Corporate income tax | -73.0 | -62.4 | -10.5 | 16.9% |
| **CONSOLIDATED INCOME/LOSS** | **-146.5** | **-56.0** | **-90.5** | **161.5%** |
| Income/Loss attributed to minority interests | -2.8 | -0.3 | -2.5 | n.a. |
| **INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY** | **-143.8** | **-55.7** | **-88.0** | **157.9%** |

# Sogecable

## SOGECABLE'S CONSOLIDATED BALANCE SHEETS

| ***ASSETS*** | **September 30th 2003** | **December 31st 2002** |
|---|---|---|
| Start-up expenses | 67,909 | 26,267 |
| Intangible assets | 302,103 | 244,580 |
| Tangible fixed assets | 322,764 | 252,608 |
| Long-term financial investments | 1,165,933 | 337,162 |
| Shares of the controlling company | 591 | 591 |
| **FIXED AND OTHER NONCURRENT ASSETS** | **1,860,033** | **861,208** |
| **GOODWILL IN CONSOLIDATION** | **733** | **1,916** |
| **DEFERRED CHARGES** | **339,063** | **117,852** |
| Inventories | 225,498 | 164,183 |
| Accounts receivable | 419,894 | 249,506 |
| Cash and short-term financial investments | 17,926 | 9,961 |
| Accrual accounts | 328,587 | 50,609 |
| **CURRENT ASSETS** | **991,905** | **474,259** |
| **TOTAL ASSETS** | **3,191,001** | **1,455,235** |

| ***SHAREHOLDERS' EQUITY AND LIABILITIES*** | **September 30th 2003** | **December 31st 2002** |
|---|---|---|
| Capital stock | 252,009 | 194,048 |
| Additional paid-in capital and other reserves | 492,796 | 159,804 |
| Reserves at consolidated companies | 3,066 | -1,231 |
| Income / Loss for the year | -143,755 | -54,240 |
| **SHAREHOLDERS' EQUITY** | **604,116** | **298,381** |
| **MINORITY INTERESTS** | **28,076** | **38,323** |
| Shareholders loan | 150,000 | |
| Subordinanted debt | 175,000 | |
| **DEFERRED REVENUES** | **1,467** | **1,476** |
| **PROVISIONS FOR CONTIGENCIES AND EXPENSES** | **20,772** | **12,948** |
| Long-term payables to financial entities | 1,034,480 | 261,713 |
| Other long-term accounts payable | 114,937 | 18,990 |
| **LONG-TERM DEBT** | **1,149,417** | **280,703** |
| Short-term payables to financial entities | 11,094 | 330,536 |
| Trade accounts payable | 985,907 | 408,139 |
| Other non-trade debts | 53,544 | 51,280 |
| Accrual accounts | 11,608 | 33,449 |
| **CURRENT LIABILITIES** | **1,062,153** | **823,404** |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **3,191,001** | **1,455,235** |

## SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE PERIOD JANUARY-SEPTEMBER 2003

| | |
|---|---|
| **Net income (loss)** | **(143.8)** |
| Adjustments to income (loss)- | |
| Depreciation and amotisation | 125.8 |
| Amortisation of goodwill | 1.2 |
| Share in results of companies carried by the equity method | 22.4 |
| Changes in provisions and other extraordinary results | 32.9 |
| Income (loss) attributed to minority interests | (2.8) |
| Corporate income tax | (73.0) |
| **Funds obtained** | **(37.2)** |
| **Changes in operating assets and liabilities (excluding financial items)** | **48.5** |
| **Cash provided by operations** | **11.3** |
| Investments (acquisition of DTS ansAVS) | (1,252.4) |
| Investments in films assets | (9.0) |
| Investments in tangible technical equipment | (18.3) |
| Other investments | (66.0) |
| Sales and retirements of fixed assets | 12.7 |
| **Cash from (used in) investing activities** | **(1,332.9)** |
| Capital increases | 449.5 |
| Increase (decrease) in long-term debt (excluding financial debts) | 427.9 |
| **Cash from (used in) financing activities (excluding bank facilities)** | **877.4** |
| Increase (decrease) of long-term bank facilities | 771.6 |
| Increase (decrease) of short-term bank facilities | (319.4) |
| Changes in cash and short-term financial investments | (7.9) |
| **Cash from (used in) bank facilities** | **444.2** |
| **Funds obtained from (used in) financing activities** | **1,321.7** |

## BUSINESS OVERVIEW

### Subscription revenues

As of September 30th 2003, accumulated subscription revenues reached 628.8 million euros. In the third quarter of 2003, 235.9 million euros were booked, in comparison to 188.1 million euros in the same period of 2002, up 25.4% year-on-year.

In comparison to previous quarters and to the same quarter of last year, the inclusion of the subscribers to the previous Vía Digital's offers mainly affected the evolution in subscribers revenues in the period.

Promotionally, both Canal Satélite Digital and Vía Digital subscribers enjoyed all the contents of **DIGITAL+** from July 21st 2003 until September 30th 2003, without any price increase in their monthly subscription previously signed. For that reason, the subscribers remained at their previous subscription tier during the quarter.

Since August 18th 2003, when the advertising campaign of **DIGITAL+** was launched, and namely in September, the new clients joining the service subscribed to the new programming products, helping the average subscription-fee revenue to increase slightly and meeting the former Canal Satélite Digital's subscribers average pay-per-view ticket sale levels.

Altogether, when the broadcasting of football pay-per-view matches broadcasting was resumed in September, the average revenue of **DIGITAL+** subscribers reached 40.2 euros. Average revenue per Sogecable's digital subscriber was 37.7 euros a month during the quarter.

# Sogecable


Subscription revenues
+25%
188.1
235.9
+8%
582.3
628.8
Jun-Sep
Jan-Sep
2002
2003

**Advertising revenues**

Advertising revenues in the quarter amounted to 7.7 million euros, increasing by 31.1% in comparison to 5.9 million euros achieved during the same period of 2002. Advertising revenues in the first nine months of 2003 went up by 17.1% year-on-year. As of September 30th 2003, advertising revenues stand as 3.7% of Sogecable's nine-month net turnover.

**Other revenues**

In the first nine months of 2003, 'Other revenues' reached 150.7 million euros, up 32.3% in comparison to the revenues achieved during the same period of 2002.

Revenues from film production and distribution activities accounted for the main increase. Altogether, 54.6 million euros were obtained by Sogecable from film production and distribution activities during the first nine months of 2003, in comparison to revenues of 35.6 million euros reached as of September 30th 2002. It means a 53.4% increase year-on-year.

In comparison to the previous year, it is remarkable the contribution to 'Other revenues' from Spanish football league audiovisual rights sales to other domestic and foreign operators performed by Audiovisual Sport. These transactions are included in Sogecable's consolidated turnover for the first time, following the increase of Sogecable's stake in this company on July 16th 2003. These activities amounted to 13.3 million euros in the quarter, mainly during the month of September when the new football season kicked off in Spain.

As of September 30th 2003, Net turnover reached 813.5 million euros, up 11.9% year-on-year.

**Operating expenses**

Operating expenses amounted to 245.4 million euros in the third quarter of 2003, in comparison to 188.6 million euros incurred in the same period of last year. During the first nine months of 2003, operating expenses reached 700.4 million euros, up 9.8% year-on-year.

In comparison to the previous year, the most relevant increases in the main cost lines were mainly due to the full consolidation of the operations of Vía Digital and Audiovisual Sport, both companies included in Sogecable's Group for the first time this quarter.

Purchases reached 133.6 million euros in this quarter, totalling 414.8 million euros in the first nine months of 2003. The most relevant increase came from the audiovisual rights of Spanish football league matches derived from the consolidation of Audiovisual Sport's costs in the third quarter of the year. Those rights amounted to 33.6 million euros in the quarter.

Despite this increase, and even though new contents were added to the new digital offer, some reductions were achieved in the broadcasting rights of the UEFA Champions League, other sports and third-party channels, both within the costs incurred in the quarter and in the accumulated expenses as of September 30th 2003, in comparison to the costs booked at the end of the third quarter of 2002.

Personnel expenses reached 28.6 million euros in the third quarter of 2003. As of September 30th, 2003, personnel accumulated expenses amount to 76.6 million euros in comparison to 76.3 million euros incurred in the same period of 2002.

Other Operating Expenses reached 83.3 million euros in the third quarter of 2003, increasing by 21.6 million euros in comparison to 61.7 million euros in the same three months of the previous year. This variation is similar to the accumulated increase in the nine first months of 2003, in comparison to operating expenses of 188.0 million euros in the first three quarters of 2002.

The commercial campaign for the launch of **DIGITAL+**, increasing the advertising costs by 7.5 million euros in comparison to the amounts incurred as of September 30th 2003, was the main source of the year-on-year increase.

**Operating Results**

EBITDA in the third quarter of 2003 reached 44.9 million euros. In the same period of 2002, EBITDA amounted to 41.0 million euros, which means a 9.3% increase year-on-year. During the first nine months of 2003, EBITDA reached 113.2 million euros, showing a 27.4% growth in comparison to 88.8 million euros achieved as of September 30th 2002.



+27.4%
Million euros
+9.3%
113.2
88.8
41.0
44.9
Jun-Sep
Jan-Sep
EBITDA 2002
EBITDA 2003

Depreciation and Amortisation reached 57.7 million euros in the third quarter of 2003. As of September 30th 2003, depreciation and amortisation was 125.8 million euros, in comparison to 90.5 million euros booked for the first nine months of 2002.

The bulk of the increase in the Depreciation and Amortisation line in the quarter comes from Vía Digital's depreciation of set-top boxes and smart cards and the amortisation of its capitalized subscriber acquisition costs. On top of that, Audiovisual Sports brings the amortisation of deferred start-up payments incurred for broadcasting previous football seasons.

Altogether, Sogecable shows an EBIT of –12.6 million euros in the first nine months of the year, in comparison to –1.7 million euros as of September 30th 2002.

**Results of companies carried by the equity method**

As of September 30th 2003, the 'Share in Results of Companies Carried by the Equity Method' line shows a loss of 22.4 million euros, down 6.8% in comparison to losses of 24.0 million euros in this item during the same period of 2002. Audiovisual Sport results was the most relevant contributor in both periods and brings the most significant variation year-on-year.

On July 16th 2003, an additional 40% stake in Audiovisual Sport was taken by Sogecable. As a result of that transaction, Sogecable holds a 80% of its capital and Audiovisual Sport's accounts are fully consolidated in Sogecable's financial statements since June 30th 2003.

**Extraordinary results**

As of September 30th 2003, Sogecable's Extraordinary results reached –25.9 million euros, in comparison to –71.8 million euros one year before.

# Sogecable

During these nine months of 2003, Sogecable achieved positive extraordinary results of 53.6 million euros. The capital gains related to the sales of its 100% stake in Canal Estilo, SL and the 3.19% in Canal+ Technologies, and the compensation of 26.4 million euros in damages the Spanish Government was sentenced to pay by the Spanish High Court are the main sources of this positive extraordinary results.

In the third quarter of 2003, the negative extraordinary results come from the call option exercised by Sogecable on July 10th 2003 to get back the 45% stake in Sogepaq's capital and the cancellation of Vía Digital's syndicated loan.

During the second quarter of 2003, Sogecable booked a 10.5 million euros loss when it decided not to exercise its option to exploit in the future certain Real Madrid CF's rights. Altogether, the accumulated negative extraordinary results reach 79.5 million euros as of September 30th 2003.

**Restructuring costs**

During the third quarter of 2003, Sogecable started a process to restructure its activities following the integration of Vía Digital. In this quarter, extraordinary costs of 126.9 million euros were run up. The breakdown of the costs incurred in the restructuring process is as follows,

| Costs | Millions of euros |
|---|---|
| Programming | 113.0 |
| Other operating expenses | 13.9 |
| **Total restructuring costs** | **126.9** |

Mainly, the restructuring costs related to programming contracts were used in cancelling the services of thematic channels suppliers.

Additionally, 13.9 million euros were incurred in the quarter in the restructuring process of technical services, rentals and severance pays were given to employees who decided to join redundancy plans to terminate working relations.

**Results**

In the third quarter of 2003, Sogecable made a loss of 136.5 million euros in comparison to a loss of 40.7 million euros in the third quarter of 2002.

As of September 30th 2003, the Net Result Attributed to the Controlling Company shows a loss of 143.8 million euros, in comparison to losses of 55.7 million euros in the first nine months of 2002.

As of September 30th 2003, the Consolidated Loss on Ordinary Activities was 66.7 million euros, in comparison to losses of 46.7 million euros in the same period of 2002.

**Financing**

As it was planned, during this quarter, Sogecable has finished the restructuring process of its financing by achieving three different sources of funds.

On July 10th 2003, Sogecable received funds amounting to 150 million euros from its three main shareholders –Prisa, Groupe Canal+ and Telefónica- each one subscribing to equal amount participating loans.

On August 7th 2003, Sogecable subscribed a 1,350 million-euro 7.5 year maturity syndicated bank facility. This loan agreement was signed by a group of 23 financial institutions and Sogecable to fund the restructuring process to be carried out after the integration of Vía Digital in Sogecable and the commercial launching of **DIGITAL+**. The cost of this bank credit, set as a spread linked to Euribor interest rate, will be between 250 and 90 basic points, depending on certain financial ratia achievement.

Additionally, the subscription period of the 175 million euros subordinated debt facility offered to all Sogecable's shareholders was over on August 16th 2003.

By withdrawing the funds contributed by the shareholders and a part of the new syndicated facility, Sogecable has restructured the bank debt of the Group, cancelling all the outstanding loans of Sogecable, Vía Digital and Audiovisual Sport. As of September 30th 2003, Sogecable's net financial debt withdrawn –excluding the funds given by the shareholders- was 1,027.6 million euros.

**Shareholders' Equity**

On July 2nd 2003, Sogecable completed the integration of Vía Digital by exchanging 28,980,617 new shares of its capital for the 100% of shares owned by Vía Digital's shareholders. These new shares of Sogecable were listed on July 17th 2003. Sogecable's new capital stock is represented by 126,004,370 2-euro nominal value shares.

The new shares issued included 13.51 euros of additional paid-in capital and represented a total subscription amount of 449,489,369 euros. As of September 30th 2003 and after this capital increase, Sogecable's equity amounts to 604.1 million euros. As according to Spanish GAAP, shareholders' participating loans could be considered as equity, total shareholders' equity would reach 754.1 million euros.

**Integration of Vía Digital and Audiovisual Sport**

During this quarter, Sogecable completed the integration of Vía Digital and Audiovisual Sport. In this quarter, both companies are fully consolidated in Sogecable's financial statements.

As a result of the fully consolidation of Audiovisual Sport, and according to the accountancy principals of this company, Sogecable's Balance Sheet as of September 30th 2003, includes the total costs of the 2003-2004 Spanish football season audiovisual rights.

In that sense, 'Accrual Accounts' in the assets and 'Trade Accounts Payable' in the liabilities of Sogecable's consolidated Balance Sheets, include an amount of 271.1 million euros related to these rights.

On top of that, 185.5 million euros booked by Audiovisual Sport are included in the line 'Deferred Charges' in the assets of the Sogecable's consolidated Balance Sheet as of September 30th 2003, related to certain payments in previous football seasons to be amortized in the future.

**Accountancy principals unification**

As a result of the integration in Sogecable's Group of Vía Digital and Audiovisual Sport taking place in this quarter, certain differences in the accountancy principals followed by the different companies within the consolidated group were found.

Sogecable will unify the accountancy principals regarding similar transactions in order to post its 2003 annual accounts.

Sogecable

# Relevant events in 2003

**RELEVANT EVENTS IN 2003**

In the last few months Sogecable carried out a rationalisation process of its internal operations as helping towards the integration of Vía Digital and the launching of the new digital offer.

Meanwhile, Sogecable has gone through different stages of a necessary process to set up its new business development. The most notable events during these six months have been the following:

29.Jan.03 Sogecable and Telefónica agreed to continue the integration process of Vía Digital, widening the undisputed leadership position held by Sogecable in the pay-tv market in Spain.

03.Apr.03 The Spanish Anti-Trust Service approved the Action Plan referred by Sogecable to meet the restrictions to the integration deal set by the Spanish Government on November 29th, 2002.

04.Apr.03 The European Union Competition Directorate General decided to withdraw the investigation on Spanish football rights contracts, allowing Audiovisual Sport's exploitation and business model. Audiovisual Sport is the company that holds these rights, in which Sogecable has an 80% stake after getting an additional 40% interest as a result of the integration agreement with Telefonica. The investigation was finally filed on April 8th, 2003.

13.May.03 Sogecable's General Shareholders Meeting approved the integration of Via Digital in Sogecable.

Sogecable released its 2003 First Quarter results. Net Turnover in the quarter reached record levels since Sogecable went public and EBITDA grew by 31.7% year-on-year.

11.Jun.03 Sogecable reached an agreement with financial institutions to commit their subscription of a 7.5 year credit facility for a total amount of 1,400 million euros. Interest rates were set as a spread over Euribor, according to a pricing grid between 90 and 250 bps.

13.Jun.03 The Spanish High Court ruled in favour of Canal Satélite Digital and sentenced the Spanish Government to pay 26,445,280.37 euros to Canal Satélite Digital, for the damages caused by laws approved in 1997, breaking EU regulations.

30.Jun.03 Sogecable reached an agreement to sell its stake in Canal Estilo, S.L. to Discovery Spanish Venture, SL. The amount of the transaction was 18.5 million US dollars.

02.Jul.03 Sogecable completed the integration of Via Digital in Sogecable by issuing 28,980,617 new 2-euro nominal value shares subscribed by all the shareholders of Via Digital in exchange for their shares. These new shares included a 13.51 euros of additional paid-in capital and represented a total subscription amount of 449,489,369 euros. After this capital increase, Telefónica holds a 22.23% interest in Sogecable and Prisa and Groupe Canal+'s hold a 16.38% stake of the new capital each. Telefonica waives all political rights on the excess percentage and Prisa keeps the management of Sogecable.

10.Jul.03 Sogecable exercised the call option agreed with StudioCanal, S.A. in June 2001 when StudioCanal, S.A. got a 45% stake in Sogepaq, the company of Sogecable Group for film distribution activities. After this investment, amounting to 47,962,082 euros, Sogecable holds a 100% stake in Sogepaq.

As agreed in the integration process of Vía Digital, Sogecable received funds for a total amount of 150 million euros from the three main shareholders of Sogecable -Prisa, Groupe Canal+ and Telefónica- subscribing a participating loan of 50 million euros each.

16.Jul.03 Sogecable acquired for one euro an additional 40% of the shares of Audiovisual Sport to GMAF, a company of Telefonica Group. Audiovisual Sport is the company holding the audiovisual rights of Spanish Football League and Cup championships. As a result of this operation, Sogecable holds a 80% stake in Audiovisual Sport through its subsidiary Gestsport.

21.Jul.03 Sogecable launched its new digital choice, DIGITAL+, the most appealing and unrivalled offer in Spain, just available for all the subscribers of Canal Satélite Digital and Vía Digital through their current set-top-box and without any installation replacement.

01.Ago.03 Vía Digital reached an agreement with Media Park, S.A. to cancel the distribution deal of the channels produced by Media Park, S.A. The agreement includes contents to be provided to Media Park, S.A. for distribution to cable operators until June 2004.

07.Ago.03 Sogecable signed a 7.5 year credit facility for a total amount of 1,350 million euros. This syndicated loan is split into a 1,250 million euros amortising term loan and a 100 million euros revolving credit facility available until the final maturity date. The annual interest rates of this loan are set as a spread over Euribor, and the initial margin will be 250 bps. By achieving certain financial targets, Sogecable will be able to reduce this interest cost according to a pricing grid between 250 and 90 bps.

| | |
|---|---|
| 26.Ago.03 | Audiovisual Sport reached an agreement with the group of Spanish football clubs called G-30 and secured the exploitation of the audiovisual rights of professional football sides playing First and Second Division in Spain for the coming three seasons. |
| 12.Sep.03 | Sogecable announced the sale of its 3.19% stake in Canal+ technologies to Thomson for 10 million euros. |

***Additional information on Sogecable available at***
***www.sogecable.com/inversor.html***

(This page was left intentionally blanked)

# Sogecable

SECRETARIA GENERAL

Avenida de los Artesanos, 6
28760 Tres Cantos - Madrid
Tel: (34-91) 736.70.22
Fax: (34-91) 736.89.05

| | | |
|---|---|---|
| **A/To:** | **Mr. Paul Dudek – Office of International Corporate Finance Securities and Exchange Commission** | |
| **No. Fax:** | **1,202.942.96.24** | |
| **C/c** | | |
| **De/From:** | **Mr. Iñigo Dago** | |
| **No. Fax:** | **91-736.89.05** | |
| **Fecha/Date:** | **17/11/2003** | **No.de páginas:(incluída esta): 35** <br> ***No. of pages (incl. this one):*** |

Could you please confirm the reception of this fax.

Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

November 17th, 2003

**Rule 12g3-2(b) Exemption of Sogecable S.A.**

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated September 15th, 2003.

**I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION**

(i) Notice issued on August 26th, 2003. Audiovisual Sport has reached an agreement with G-30.
(ii) Notice issued on September 12th, 2003. Sogecable has sold his shares of Canal + Technologies
(iii) Notice issued on October 27th, 2003. CNMV has agreed that the issue of Warrants of Sogecable shall he negotiated under the SIBE (Spanish Stock Exchange)

**II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION**

(i) The third quarterly report of 2003

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Avda. de los Artesanos nº6 - 28760. Tres Cantos. Madrid
Tel. 91 736 70 00 Fax 91 736 89 20

October 27, 2003

Under the framework of the execution of the process of integration of DTS DISTRIBUIDORA DE TELEVISIÓN DIGITAL, S.A. (Vía Digital) in SOGECABLE and of the restructuring of the financing of SOGECABLE, the National Securities Exchange Commission has agreed that the issue of warrants of SOGECABLE, S.A. be negotiated under the Sistema de Interconexión Bursátil (Spanish Stock Exchange Information and Negotiation System), in the field of the negotiation of Warrants, Certifications and other products.

Likewise, la Sociedad de Contratación y Supervisión de Bolsas, S.A. has registered the liquidity agreements acquired by the Market Member, Santander Central Hispano Bolsa, Sociedad de Valores, S.A. in relation to the issue of warrants of SOGECABLE, S.A., the said securities firm acquiring the status of specialist under the terms and conditions laid down in the Circular of the Sociedad de Bolsas nº 1/2002

Signature: Iñigo Dago
Company Secretary of SOGECABLE, S.A.

Rule 12g3-2(b) nº:(82-4981)
Enclosure II

*SECRURITY REFERENCE*

**GENERAL**

**QUARTERLY ADVANCE OF RESULTS CORRESPONDING TO:**

QUARTER **SEPTEMBER** YEAR **2003**

SOGECABLE, S.A.

**Registered Company Name:**

**Registered Address:**

AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS (MADRID)

**TAX I.D. Nº**

A/79114815

**Persons assuming responsibility for this information, the positions the occupy and identification of the powers they hold by virtue of which they represent the company::**

**Firma:**

IÑIGO DAGO ELORZA - General Secretary. Powers of representation, according to the public deed dated 26/02/2001, registration nº 655.

FERNANDO MARTINEZ ALBACETE- Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol no. 3.475

**A) QUARTTERLY ADVANCE OF RESULTS**

**Units: Thousands of Euros**

| | | INDIVIDUAL | | CONSOLIDATED | |
|---|---|---|---|---|---|
| | | Current Financial Year | Previous Financial Year | Current Financial Year | Previous Financial Year |
| NET AMOUNT OF BUSINESS FIGURE (1) | 0800 | 517.393 | 504.109 | 809.492 | 721.804 |
| PRE-TAX RESULT | 1040 | -181.391 | -60.643 | -219.497 | -118.468 |
| RESULT AFTER TAX | 1044 | -140.545 | -58.065 | -146.513 | -56.027 |
| Results attributable to external partners | 2050 | | | 2.758 | 287 |
| RESULTS FOR THE FINANCIAL YEAR ATTRIBUTABLE TO THE PARENT COMPANY | 2060 | | | -143.755 | -55.740 |
| PAID UP CAPITAL | 0500 | 252.009 | 194.048 | | |
| AVERAGE NUMBER OF EMPLOYEES | 3000 | 1.011 | 939 | 1.551 | 1.610 |

B) evolution of the business

**(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the**

SEE ANNEXE I

**B) EVOLUTION OF THE BUSINESS (continuation)**
**(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the financial and patrimonial situation and other esential details concerning the general running of the company business).**

SEE ANNEXE I

NOTE: If the space reserved here for the table is insufficient for the explanations requested, the company may add however many additional pages necessary.

### III. PRESENTATION BASES AND VALUATION NORMS

**(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with sufficient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and withe a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropleate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).**

In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature has been incorporated into the annual accounts and intermediate financial reports

**NOTE:** If the space reserved here for the table is insufficient for the explations requested, the company may add however many additional pages necessary.

## D). DIVIDENDS DISTRIBUTED DURING THE PERIOD

(The dividends distributed since the beginning of the financial year will be mentionded).

| | | % on Nominal | pesetas per Share | Amount (million of pesetas) |
|---|---|---|---|---|
| 1. Ordinary Shares | 3100 | | | |
| 2. Preferential Shares | 3110 | | | |
| 3. Shares without Voting Rights | 3120 | | | |

**Additional information about the distribution of dividends (on account, complementary, etc.)**

SOGECABLE, S.A. HAS NOT DISTRIBUTED ANY DIVIDENDS

## E) SIGNIFICANT INFORMATION (*)

| | | SI | NO |
|---|---|---|---|
| 1. Acquisition or transfer of shares of the capital of companies quoted on the stock exchange obliged to be communicated in accordance with Article 53 of the LMV (5% and multiples) | 3200 | | X |
| 2. Acquisition of own holdings obliged to be communicated according to the additional provision 1ª of the LSA (1%) | 3210 | | X |
| 3. Other significant increases and decreases of fixed assets (shareholdings greater than 10% in non-listed companies, relevant material investments or sales of shares, etc. | 3220 | X | |
| 4. Increases of decreases in capital stock or of the value of the shares | 3230 | X | |
| 5. Issues, reimbursements or cancellations of loan capital | 3240 | | X |
| 6. Changes in the Director on the Board of Directors. | 3250 | X | |
| 7. Modifications in the Bylaws | 3260 | | X |
| 8. Conversions, mergers or spin-offs | 3270 | | X |
| 9. Changes in the institutional regulations of the sector with significant repercussions on the financial situation of the company or Group. | 3280 | | X |
| 10. Court cases, litigation or disputes that may significantly affect the patrimonial situation of the company or Group. | 3290 | | X |
| 11. Tenders for contracts, suspension of payments, etc. | 3310 | | X |
| 12. Special agreements on limitations, assignments or partial or total surrender of the political or economic rights of the shares of the company.. | 3320 | | X |
| 13. Strategic agreements with national or international groups (exchange of share blocks, etc.). | 3330 | X | |
| 14. Other significant information. | 3340 | X | |

(*) Mark with an "X" the corresponding box, adding if affirmative an explanatory annexe in whihch the date of communication to the CNMV and SRVB are detailed.

## F) EXPLANATORY ANNEXE OF SIGNIFICANT INFORMATION

NOTE: If the space reserved here for the table is insufficient for the explanations requested, the company may add however many additional pages necessary.

Sogecable

# Consolidated results as of September 30th 2003

## 2003 Third Quarter Results

October 20th 2003

Sogecable

**Commercial developments**

**as of September 30th 2003**

## SUBSCRIBER EVOLUTION

As of September 30th 2003, Sogecable has 2,412,000 subscribers, out of which 75% enjoy the digital offer of **DIGITAL+**.

| | 30-Sep-03 | 30-Sep-02 | 30-Sep-01 | 09/03 vs 09/02 | 09/02 vs 09/01 |
|---|---|---|---|---|---|
| **SOGECABLE** | **2,411,588** | **1,925,418** | **2,011,273** | **486,170** | **-85,855** |
| DIGITAL+ | 1,815,072 | 1,233,977 | 1,192,565 | 581,095 | 41,412 |
| CANAL+ | 596,516 | 691,441 | 818,708 | -94,925 | -127,267 |


Analogue subscribers
Digital subscribers
SOGECABLE
819
1,193
2,011
691
1,234
1,925
597
1,815
2,412
2001
2002
2003


59%
41%
64%
36%
75%
25%
Sep-01
Sep-02
Sep-03
% Digital subscribers
% Analogue subscribers

## DIGITAL+

On July 21st 2003, Sogecable launched **DIGITAL+**, its new digital offer. DIGITAL+ offers subscription products specifically oriented to current and prospective clients interested in sport events or film premières. For the first time, the most relevant sport events, the most outstanding US and Spanish film blockbusters and the most attractive thematic channels focused on children, sports, documentaries, music, news and entertainment are together in a single offer.

Promotionally, both Canal Satélite Digital and Vía Digital subscribers enjoyed all the contents of **DIGITAL+** from July 21st 2003 until September 30th 2003, without any price increase in their monthly subscription previously signed.

In October 2003, subscribers will decide whether to stay in their subscription packages until their current contracts expire or to join the new products of **DIGITAL+**. As of October 12th 2003, more than 530,000 clients had already changed their programming offer, switching to **DIGITAL+**'s new subscription packages. 92.7% of them have added additional contents, increasing their monthly subscription fee.

During the month of September, **DIGITAL+** recruited more than 50,000 new clients, mainly selecting the most complete products including the premium contents available at the new channels, which will increase the recognizable quality choice of **CANAL+**.

Additionally, more than 30.000 overlapped subscriptions were removed from the initial aggregated subscriber base during this quarter.

## CANAL+

***CANAL+,*** enlarges its offer in pay-tv in Spain enhancing its multiplexed version available through digital transmission with six new channels that broadcast new premium contents. Three of them are oriented to the best first-window films and the other three are focused on the coverage of main sport and bullfighting events.

Since the launching of **DIGITAL+** on July 21$^{st}$ 2003, more than 43,000 digital clients have decided to include in their subscriptions the new contents of ***CANAL+.***

Through its analogue service, ***CANAL+*** continues attracting new subscribers. As of September 30$^{th}$ 2003, 597,000 ***CANAL+*** analogue clients enjoy exclusive Spanish football league and Champions League matches as well as the best film blockbusters.

Sogecable

# Financial consolidated results

# as of September 30th 2003

**THIRD QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2003 & 2002 (June-September)**

| | 2003 Euro MM | 2002 Euro MM | dif Euro MM | % var |
|---|---|---|---|---|
| **TOTAL REVENUES** | **290.2** | **229.6** | **60.7** | **26.4%** |
| Net Turnover | 289.6 | 227.2 | 62.4 | 27.5% |
| *Subscribers* | *235.9* | *188.1* | *47.8* | *25.4%* |
| *Advertising* | *7.7* | *5.9* | *1.8* | *31.1%* |
| *Other* | *46.0* | *33.2* | *12.7* | *38.3%* |
| Other operating revenues | 0.6 | 2.4 | -1.7 | -72.8% |
| **OPERATING EXPENSES** | **245.4** | **188.6** | **56.8** | **30.1%** |
| Purchases | 133.6 | 103.6 | 29.9 | 28.9% |
| Personnel expenses | 28.6 | 23.2 | 5.3 | 23.0% |
| Other operating expenses | 83.3 | 61.7 | 21.6 | 35.0% |
| **EBITDA** | **44.9** | **41.0** | **3.8** | **9.3%** |
| Depreciation and amortisation | 57.7 | 30.2 | 27.5 | 91.1% |
| **OPERATING INCOME/LOSS (EBIT)** | **-12.9** | **10.8** | **-23.7** | **n.a.** |
| Financial results | -12.5 | -8.0 | -4.6 | 57.1% |
| Share in results of companies carried by the equity method | -4.2 | -5.0 | 0.8 | -15.3% |
| Amortisation of goodwill | -0.4 | -0.4 | 0.0 | 6.2% |
| **INCOME/LOSS ON ORDINARY ACTIVITIES** | **-30.0** | **-2.5** | **-27.5** | **n.a.** |
| Extraordinary results | -57.6 | -44.3 | -13.2 | 29.9% |
| Restructuring expenses | -126.9 | | -126.9 | n.a. |
| **CONSOLIDATED INCOME/LOSS BEFORE TAXES** | **-214.5** | **-46.8** | **-167.6** | **n.a.** |
| Corporate income tax | -72.1 | -4.7 | -67.4 | n.a. |
| **CONSOLIDATED INCOME/LOSS** | **-142.4** | **-42.1** | **-100.3** | **n.a.** |
| Income/Loss attributed to minority interests | -5.9 | -1.4 | -4.6 | n.a. |
| **INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY** | **-136.5** | **-40.7** | **-95.7** | **n.a.** |

# Sogecable

## CONSOLIDATED FINANCIAL STATEMENTS AS OF 30th SEPTEMBER 2003 & 2002 (January-September)

| | 2003 Euro MM | 2002 Euro MM | dif Euro MM | % var |
|---|---|---|---|---|
| **TOTAL REVENUES** | **813.5** | **726.9** | **86.6** | **11.9%** |
| Net Turnover | 809.5 | 721.8 | 87.7 | 12.1% |
| *Subscribers* | *628.8* | *582.3* | *46.5* | *8.0%* |
| *Advertising* | *30.0* | *25.6* | *4.4* | *17.1%* |
| *Other* | *150.7* | *113.8* | *36.8* | *32.3%* |
| Other operating revenues | 4.0 | 5.1 | -1.1 | -21.2% |
| **OPERATING EXPENSES** | **700.4** | **638.1** | **62.3** | **9.8%** |
| Purchases | 414.8 | 373.9 | 41.0 | 11.0% |
| Personnel expenses | 76.6 | 76.3 | 0.4 | 0.5% |
| Other operating expenses | 208.9 | 188.0 | 21.0 | 11.2% |
| **EBITDA** | **113.2** | **88.8** | **24.3** | **27.4%** |
| Depreciation and amortisation | 125.8 | 90.5 | 35.3 | 38.9% |
| **OPERATING INCOME/LOSS (EBIT)** | **-12.6** | **-1.7** | **-10.9** | **n.a.** |
| Financial results | -30.6 | -19.8 | -10.8 | 54.6% |
| Share in results of companies carried by the equity method | -22.4 | -24.0 | 1.6 | -6.8% |
| Amortisation of goodwill | -1.2 | -1.3 | 0.1 | -8.6% |
| **INCOME/LOSS ON ORDINARY ACTIVITIES** | **-66.7** | **-46.7** | **-20.0** | **42.8%** |
| Extraordinary results | -25.9 | -71.8 | 45.9 | -63.9% |
| Restructuring expenses | -126.9 | | -126.9 | n.a. |
| **CONSOLIDATED INCOME/LOSS BEFORE TAXES** | **-219.5** | **-118.5** | **-101.0** | **85.3%** |
| Corporate income tax | -73.0 | -62.4 | -10.5 | 16.9% |
| **CONSOLIDATED INCOME/LOSS** | **-146.5** | **-56.0** | **-90.5** | **161.5%** |
| Income/Loss attributed to minority interests | -2.8 | -0.3 | -2.5 | n.a. |
| **INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY** | **-143.8** | **-55.7** | **-88.0** | **157.9%** |

## SOGECABLE'S CONSOLIDATED BALANCE SHEETS

| ASSETS | September 30th 2003 | December 31st 2002 |
|---|---|---|
| Start-up expenses | 67,909 | 26,267 |
| Intangible assets | 302,103 | 244,580 |
| Tangible fixed assets | 322,764 | 252,608 |
| Long-term financial investments | 1,165,933 | 337,162 |
| Shares of the controlling company | 591 | 591 |
| **FIXED AND OTHER NONCURRENT ASSETS** | **1,860,033** | **861,208** |
| **GOODWILL IN CONSOLIDATION** | **733** | **1,916** |
| **DEFERRED CHARGES** | **339,063** | **117,852** |
| Inventories | 225,498 | 164,183 |
| Accounts receivable | 419,894 | 249,506 |
| Cash and short-term financial investments | 17,926 | 9,961 |
| Accrual accounts | 328,587 | 50,609 |
| **CURRENT ASSETS** | **991,905** | **474,259** |
| TOTAL ASSETS | 3,191,001 | 1,455,235 |

| SHAREHOLDERS' EQUITY AND LIABILITIES | September 30th 2003 | December 31st 2002 |
|---|---|---|
| Capital stock | 252,009 | 194,048 |
| Additional paid-in capital and other reserves | 492,796 | 159,804 |
| Reserves at consolidated companies | 3,066 | -1,231 |
| Income / Loss for the year | -143,755 | -54,240 |
| **SHAREHOLDERS' EQUITY** | **604,116** | **298,381** |
| **MINORITY INTERESTS** | **28,076** | **38,323** |
| Shareholders loan | 150,000 | |
| Subordinanted debt | 175,000 | |
| **DEFERRED REVENUES** | **1,467** | **1,476** |
| **PROVISIONS FOR CONTIGENCIES AND EXPENSES** | **20,772** | **12,948** |
| Long-term payables to financial entities | 1,034,480 | 261,713 |
| Other long-term accounts payable | 114,937 | 18,990 |
| **LONG-TERM DEBT** | **1,149,417** | **280,703** |
| Short-term payables to financial entities | 11,094 | 330,536 |
| Trade accounts payable | 985,907 | 408,139 |
| Other non-trade debts | 53,544 | 51,280 |
| Accrual accounts | 11,608 | 33,449 |
| **CURRENT LIABILITIES** | **1,062,153** | **823,404** |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **3,191,001** | **1,455,235** |

## SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE PERIOD JANUARY-SEPTEMBER 2003

| | |
|---|---|
| **Net income (loss)** | **(143.8)** |
| Adjustments to income (loss)- | |
| Depreciation and amotisation | 125.8 |
| Amortisation of goodwill | 1.2 |
| Share in results of companies carried by the equity method | 22.4 |
| Changes in provisions and other extraordinary results | 32.9 |
| Income (loss) attributed to minority interests | (2.8) |
| Corporate income tax | (73.0) |
| **Funds obtained** | **(37.2)** |
| **Changes in operating assets and liabilities (excluding financial items)** | **48.5** |
| **Cash provided by operations** | **11.3** |
| Investments (acquisition of DTS ansAVS) | (1,252.4) |
| Investments in films assets | (9.0) |
| Investments in tangible technical equipment | (18.3) |
| Other investments | (66.0) |
| Sales and retirements of fixed assets | 12.7 |
| **Cash from (used in) investing activities** | **(1,332.9)** |
| Capital increases | 449.5 |
| Increase (decrease) in long-term debt (excluding financial debts) | 427.9 |
| **Cash from (used in) financing activities (excluding bank facilities)** | **877.4** |
| Increase (decrease) of long-term bank facilities | 771.6 |
| Increase (decrease) of short-term bank facilities | (319.4) |
| Changes in cash and short-term financial investments | (7.9) |
| **Cash from (used in) bank facilities** | **444.2** |
| **Funds obtained from (used in) financing activities** | **1,321.7** |

## BUSINESS OVERVIEW

### Subscription revenues

As of September 30th 2003, accumulated subscription revenues reached 628.8 million euros. In the third quarter of 2003, 235.9 million euros were booked, in comparison to 188.1 million euros in the same period of 2002, up 25.4% year-on-year.

In comparison to previous quarters and to the same quarter of last year, the inclusion of the subscribers to the previous Vía Digital's offers mainly affected the evolution in subscribers revenues in the period.

Promotionally, both Canal Satélite Digital and Vía Digital subscribers enjoyed all the contents of **DIGITAL+** from July 21st 2003 until September 30th 2003, without any price increase in their monthly subscription previously signed. For that reason, the subscribers remained at their previous subscription tier during the quarter.

Since August 18th 2003, when the advertising campaign of **DIGITAL+** was launched, and namely in September, the new clients joining the service subscribed to the new programming products, helping the average subscription-fee revenue to increase slightly and meeting the former Canal Satélite Digital's subscribers average pay-per-view ticket sale levels.

Altogether, when the broadcasting of football pay-per-view matches broadcasting was resumed in September, the average revenue of **DIGITAL+** subscribers reached 40.2 euros. Average revenue per Sogecable's digital subscriber was 37.7 euros a month during the quarter.


Subscription revenues
+25%
188.1
235.9
+8%
582.3
628.8
Jun-Sep
Jan-Sep
2002
2003

**Advertising revenues**

Advertising revenues in the quarter amounted to 7.7 million euros, increasing by 31.1% in comparison to 5.9 million euros achieved during the same period of 2002. Advertising revenues in the first nine months of 2003 went up by 17.1% year-on-year. As of September 30th 2003, advertising revenues stand as 3.7% of Sogecable's nine-month net turnover.

**Other revenues**

In the first nine months of 2003, 'Other revenues' reached 150.7 million euros, up 32.3% in comparison to the revenues achieved during the same period of 2002.

Revenues from film production and distribution activities accounted for the main increase. Altogether, 54.6 million euros were obtained by Sogecable from film production and distribution activities during the first nine months of 2003, in comparison to revenues of 35.6 million euros reached as of September 30th 2002. It means a 53.4% increase year-on-year.

In comparison to the previous year, it is remarkable the contribution to 'Other revenues' from Spanish football league audiovisual rights sales to other domestic and foreign operators performed by Audiovisual Sport. These transactions are included in Sogecable's consolidated turnover for the first time, following the increase of Sogecable's stake in this company on July 16th 2003. These activities amounted to 13.3 million euros in the quarter, mainly during the month of September when the new football season kicked off in Spain.

As of September 30th 2003, Net turnover reached 813.5 million euros, up 11.9% year-on-year.

**Operating expenses**

Operating expenses amounted to 245.4 million euros in the third quarter of 2003, in comparison to 188.6 million euros incurred in the same period of last year. During the first nine months of 2003, operating expenses reached 700.4 million euros, up 9.8% year-on-year.

In comparison to the previous year, the most relevant increases in the main cost lines were mainly due to the full consolidation of the operations of Vía Digital and Audiovisual Sport, both companies included in Sogecable's Group for the first time this quarter.

Purchases reached 133.6 million euros in this quarter, totalling 414.8 million euros in the first nine months of 2003. The most relevant increase came from the audiovisual rights of Spanish football league matches derived from the consolidation of Audiovisual Sport's costs in the third quarter of the year. Those rights amounted to 33.6 million euros in the quarter.

Despite this increase, and even though new contents were added to the new digital offer, some reductions were achieved in the broadcasting rights of the UEFA Champions League, other sports and third-party channels, both within the costs incurred in the quarter and in the accumulated expenses as of September 30th 2003, in comparison to the costs booked at the end of the third quarter of 2002.

Personnel expenses reached 28.6 million euros in the third quarter of 2003. As of September 30th, 2003, personnel accumulated expenses amount to 76.6 million euros in comparison to 76.3 million euros incurred in the same period of 2002.

Other Operating Expenses reached 83.3 million euros in the third quarter of 2003, increasing by 21.6 million euros in comparison to 61.7 million euros in the same three months of the previous year. This variation is similar to the accumulated increase in the nine first months of 2003, in comparison to operating expenses of 188.0 million euros in the first three quarters of 2002.

The commercial campaign for the launch of **DIGITAL+**, increasing the advertising costs by 7.5 million euros in comparison to the amounts incurred as of September 30th 2003, was the main source of the year-on-year increase.

## Operating Results

EBITDA in the third quarter of 2003 reached 44.9 million euros. In the same period of 2002, EBITDA amounted to 41.0 million euros, which means a 9.3% increase year-on-year. During the first nine months of 2003, EBITDA reached 113.2 million euros, showing a 27.4% growth in comparison to 88.8 million euros achieved as of September 30th 2002.


Million euros
+9.3%
+27.4%
41.0
44.9
88.8
113.2
Jun-Sep
Jan-Sep
EBITDA 2002
EBITDA 2003

Depreciation and Amortisation reached 57.7 million euros in the third quarter of 2003. As of September 30th 2003, depreciation and amortisation was 125.8 million euros, in comparison to 90.5 million euros booked for the first nine months of 2002.

The bulk of the increase in the Depreciation and Amortisation line in the quarter comes from Vía Digital's depreciation of set-top boxes and smart cards and the amortisation of its capitalized subscriber acquisition costs. On top of that, Audiovisual Sports brings the amortisation of deferred start-up payments incurred for broadcasting previous football seasons.

Altogether, Sogecable shows an EBIT of –12.6 million euros in the first nine months of the year, in comparison to –1.7 million euros as of September 30th 2002.

**Results of companies carried by the equity method**

As of September 30th 2003, the 'Share in Results of Companies Carried by the Equity Method' line shows a loss of 22.4 million euros, down 6.8% in comparison to losses of 24.0 million euros in this item during the same period of 2002. Audiovisual Sport results was the most relevant contributor in both periods and brings the most significant variation year-on-year.

On July 16th 2003, an additional 40% stake in Audiovisual Sport was taken by Sogecable. As a result of that transaction, Sogecable holds a 80% of its capital and Audiovisual Sport's accounts are fully consolidated in Sogecable's financial statements since June 30th 2003.

**Extraordinary results**

As of September 30th 2003, Sogecable's Extraordinary results reached –25.9 million euros, in comparison to –71.8 million euros one year before.

# Sogecable

During these nine months of 2003, Sogecable achieved positive extraordinary results of 53.6 million euros. The capital gains related to the sales of its 100% stake in Canal Estilo, SL and the 3.19% in Canal+ Technologies, and the compensation of 26.4 million euros in damages the Spanish Government was sentenced to pay by the Spanish High Court are the main sources of this positive extraordinary results.

In the third quarter of 2003, the negative extraordinary results come from the call option exercised by Sogecable on July 10th 2003 to get back the 45% stake in Sogepaq's capital and the cancellation of Vía Digital's syndicated loan.

During the second quarter of 2003, Sogecable booked a 10.5 million euros loss when it decided not to exercise its option to exploit in the future certain Real Madrid CF's rights. Altogether, the accumulated negative extraordinary results reach 79.5 million euros as of September 30th 2003.

**Restructuring costs**

During the third quarter of 2003, Sogecable started a process to restructure its activities following the integration of Vía Digital. In this quarter, extraordinary costs of 126.9 million euros were run up. The breakdown of the costs incurred in the restructuring process is as follows,

| Costs | Millions of euros |
|---|---|
| Programming | 113.0 |
| Other operating expenses | 13.9 |
| **Total restructuring costs** | **126.9** |

Mainly, the restructuring costs related to programming contracts were used in cancelling the services of thematic channels suppliers.

Additionally, 13.9 million euros were incurred in the quarter in the restructuring process of technical services, rentals and severance pays were given to employees who decided to join redundancy plans to terminate working relations.

**Results**

In the third quarter of 2003, Sogecable made a loss of 136.5 million euros in comparison to a loss of 40.7 million euros in the third quarter of 2002.

As of September 30th 2003, the Net Result Attributed to the Controlling Company shows a loss of 143.8 million euros, in comparison to losses of 55.7 million euros in the first nine months of 2002.

As of September 30th 2003, the Consolidated Loss on Ordinary Activities was 66.7 million euros, in comparison to losses of 46.7 million euros in the same period of 2002.

**Financing**

As it was planned, during this quarter, Sogecable has finished the restructuring process of its financing by achieving three different sources of funds.

On July 10th 2003, Sogecable received funds amounting to 150 million euros from its three main shareholders –Prisa, Groupe Canal+ and Telefónica- each one subscribing to equal amount participating loans.

On August 7th 2003, Sogecable subscribed a 1,350 million-euro 7.5 year maturity syndicated bank facility. This loan agreement was signed by a group of 23 financial institutions and Sogecable to fund the restructuring process to be carried out after the integration of Vía Digital in Sogecable and the commercial launching of **DIGITAL+**. The cost of this bank credit, set as a spread linked to Euribor interest rate, will be between 250 and 90 basic points, depending on certain financial ratia achievement.

Additionally, the subscription period of the 175 million euros subordinated debt facility offered to all Sogecable's shareholders was over on August 16th 2003.

By withdrawing the funds contributed by the shareholders and a part of the new syndicated facility, Sogecable has restructured the bank debt of the Group, cancelling all the outstanding loans of Sogecable, Vía Digital and Audiovisual Sport. As of September 30th 2003, Sogecable's net financial debt withdrawn –excluding the funds given by the shareholders- was 1,027.6 million euros.

**Shareholders' Equity**

On July 2nd 2003, Sogecable completed the integration of Vía Digital by exchanging 28,980,617 new shares of its capital for the 100% of shares owned by Vía Digital's shareholders. These new shares of Sogecable were listed on July 17th 2003. Sogecable's new capital stock is represented by 126,004,370 2-euro nominal value shares.

The new shares issued included 13.51 euros of additional paid-in capital and represented a total subscription amount of 449,489,369 euros. As of September 30th 2003 and after this capital increase, Sogecable's equity amounts to 604.1 million euros. As according to Spanish GAAP, shareholders' participating loans could be considered as equity, total shareholders' equity would reach 754.1 million euros.

**Integration of Vía Digital and Audiovisual Sport**

During this quarter, Sogecable completed the integration of Vía Digital and Audiovisual Sport. In this quarter, both companies are fully consolidated in Sogecable's financial statements.

As a result of the fully consolidation of Audiovisual Sport, and according to the accountancy principals of this company, Sogecable's Balance Sheet as of September 30th 2003, includes the total costs of the 2003-2004 Spanish football season audiovisual rights.

In that sense, 'Accrual Accounts' in the assets and 'Trade Accounts Payable' in the liabilities of Sogecable's consolidated Balance Sheets, include an amount of 271.1 million euros related to these rights.

On top of that, 185.5 million euros booked by Audiovisual Sport are included in the line 'Deferred Charges' in the assets of the Sogecable's consolidated Balance Sheet as of September 30th 2003, related to certain payments in previous football seasons to be amortized in the future.

**Accountancy principals unification**

As a result of the integration in Sogecable's Group of Vía Digital and Audiovisual Sport taking place in this quarter, certain differences in the accountancy principals followed by the different companies within the consolidated group were found.

Sogecable will unify the accountancy principals regarding similar transactions in order to post its 2003 annual accounts.

Sogecable

## Relevant events in 2003

## RELEVANT EVENTS IN 2003

In the last few months Sogecable carried out a rationalisation process of its internal operations as helping towards the integration of Vía Digital and the launching of the new digital offer.

Meanwhile, Sogecable has gone through different stages of a necessary process to set up its new business development. The most notable events during these six months have been the following:

29.Jan.03 Sogecable and Telefónica agreed to continue the integration process of Vía Digital, widening the undisputed leadership position held by Sogecable in the pay-tv market in Spain.

03.Apr.03 The Spanish Anti-Trust Service approved the Action Plan referred by Sogecable to meet the restrictions to the integration deal set by the Spanish Government on November 29th, 2002.

04.Apr.03 The European Union Competition Directorate General decided to withdraw the investigation on Spanish football rights contracts, allowing Audiovisual Sport's exploitation and business model. Audiovisual Sport is the company that holds these rights, in which Sogecable has an 80% stake after getting an additional 40% interest as a result of the integration agreement with Telefonica. The investigation was finally filed on April 8th, 2003.

13.May.03 Sogecable's General Shareholders Meeting approved the integration of Via Digital in Sogecable.

Sogecable released its 2003 First Quarter results. Net Turnover in the quarter reached record levels since Sogecable went public and EBITDA grew by 31.7% year-on-year.

11.Jun.03 Sogecable reached an agreement with financial institutions to commit their subscription of a 7.5 year credit facility for a total amount of 1,400 million euros. Interest rates were set as a spread over Euribor, according to a pricing grid between 90 and 250 bps.

13.Jun.03 The Spanish High Court ruled in favour of Canal Satélite Digital and sentenced the Spanish Government to pay 26,445,280.37 euros to Canal Satélite Digital, for the damages caused by laws approved in 1997, breaking EU regulations.

30.Jun.03 Sogecable reached an agreement to sell its stake in Canal Estilo, S.L. to Discovery Spanish Venture, SL. The amount of the transaction was 18.5 million US dollars.

02.Jul.03 Sogecable completed the integration of Via Digital in Sogecable by issuing 28,980,617 new 2-euro nominal value shares subscribed by all the shareholders of Via Digital in exchange for their shares. These new shares included a 13.51 euros of additional paid-in capital and represented a total subscription amount of 449,489,369 euros. After this capital increase, Telefónica holds a 22.23% interest in Sogecable and Prisa and Groupe Canal+'s hold a 16.38% stake of the new capital each. Telefonica waives all political rights on the excess percentage and Prisa keeps the management of Sogecable.

10.Jul.03 Sogecable exercised the call option agreed with StudioCanal, S.A. in June 2001 when StudioCanal, S.A. got a 45% stake in Sogepaq, the company of Sogecable Group for film distribution activities. After this investment, amounting to 47,962,082 euros, Sogecable holds a 100% stake in Sogepaq.

As agreed in the integration process of Vía Digital, Sogecable received funds for a total amount of 150 million euros from the three main shareholders of Sogecable -Prisa, Groupe Canal+ and Telefónica- subscribing a participating loan of 50 million euros each.

16.Jul.03 Sogecable acquired for one euro an additional 40% of the shares of Audiovisual Sport to GMAF, a company of Telefonica Group. Audiovisual Sport is the company holding the audiovisual rights of Spanish Football League and Cup championships. As a result of this operation, Sogecable holds a 80% stake in Audiovisual Sport through its subsidiary Gestsport.

21.Jul.03 Sogecable launched its new digital choice, DIGITAL+, the most appealing and unrivalled offer in Spain, just available for all the subscribers of Canal Satélite Digital and Vía Digital through their current set-top-box and without any installation replacement.

01.Ago.03 Vía Digital reached an agreement with Media Park, S.A. to cancel the distribution deal of the channels produced by Media Park, S.A. The agreement includes contents to be provided to Media Park, S.A. for distribution to cable operators until June 2004.

07.Ago.03 Sogecable signed a 7.5 year credit facility for a total amount of 1,350 million euros. This syndicated loan is split into a 1,250 million euros amortising term loan and a 100 million euros revolving credit facility available until the final maturity date. The annual interest rates of this loan are set as a spread over Euribor, and the initial margin will be 250 bps. By achieving certain financial targets, Sogecable will be able to reduce this interest cost according to a pricing grid between 250 and 90 bps.

26.Ago.03 Audiovisual Sport reached an agreement with the group of Spanish football clubs called G-30 and secured the exploitation of the audiovisual rights of professional football sides playing First and Second Division in Spain for the coming three seasons.

12.Sep.03 Sogecable announced the sale of its 3.19% stake in Canal+ technologies to Thomson for 10 million euros.

***Additional information on Sogecable available at***
***www.sogecable.com/inversor.html***

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